December 21, 2021

United States Securities

and Exchange Commission

Division of Corporation Finance

Office of Technology

Attn: Matthew Derby; Jan Woo, Legal Branch Chief,

Joyce Sweeney, Senior Staff Accountant,

Kathleen Collins, Accounting Branch Chief

Washington, D.C. 20549

Re: Cordia Corporation

Amendment No. 2 to Registration Statement on Form 10-12G Filed October 21, 2021

File No. 000-51202

Dear Mr. Derby, Ms. Woo, Ms. Sweeney and Ms. Collins,

We have reviewed your response letter, dated November 16, 2021, and have made the requested adjustments. Below is a detailed response to your letter and enclosed is a revised Offering Circular. Please let us know if you have any further concerns.

Amendment No. 2 to Registration Statement on Form 10-12G Contractual Obligations and Commitments, page 10

1.You indicate that you intend to operate a subscription based business. You also indicate that pursuant to your license agreements, a certain percentage of gross receipts will be due  to Denise Richards, Carmen Electra and Holly Sonders as a royalty for usage of their image and likeness. Please revise to clarify how the company intends to generate revenue, including from subscriptions and/or gross receipts, and clearly disclose the fact that, in the aggregate, 80% of gross receipts for 36 months will be due under your licensing agreements. In addition, revise to clarify whether any payments have been made under any of these agreements. Finally, file the license agreements as exhibits.

Response

In response to the Staff´s comment, this has been addressed. Please see first paragraph in “Contractual Obligations and Commitments” Section, Page 10. The Company intends to generate revenue through the sale of subscriptions to menus it has developed or are presently developing.  Restaurants will pay a monthly subscription fee to carry our celebrity branded menus.  Furthermore, the Company will be entitled to an additional amount of 5% of the gross sales of the Company’s menu items from restaurants that carry the Company’s brands.

Example: Restaurant X pays a monthly fee of $500 per menu to the Company.  The Company will also be entitled to 5% of sales of that menu.  The Company has three separate licensing agreements for each celebrity.

License Agreement #1- Carmen Electra

For the licensing agreement with Carmen Electra, the Company retains 80% of the aggregate of all sales of licensed products sold by or on behalf of Virtual Dining (Gross Receipts) and will pay the remaining 20% of gross receipts to Carmen Electra.

License Agreement #2- Denise Richards

For the licensing agreement with Denise Richards, the Company retains 80% of the aggregate of all sales of licensed products sold by or on behalf of Virtual Dining (Gross Receipts) and will pay the remaining 20% of gross receipts to Denise Richards.

License Agreement #3- Holly Sonders Niederkohr

For the licensing agreement with Holly Sonders Niederkohr, the Company retains 60% of the aggregate of all sales of licensed products sold by or on behalf of Virtual Dining (Gross Receipts) and will pay the remaining 40% of gross receipts to Holly Sonders Niederkohr.

In the aggregate, the Company will retain 80% of gross receipts from their licensing agreement with Carmen Electra, the Company will retain 80% of gross receipts from their licensing agreement with Denise Richards and the Company will retain 60% of gross receipts from their licensing agreement with Holly Sonders Niederkohr for a period of 36 months.

The Company has paid an advance amount of $5,000 to Denise Richards and the Company has paid an advance amount of $5,000 to Carmen Electra. The payments to Denise Richards and Carmen Electra can be found in the “Notes to Interim Consolidated Financial Statements for Nine Months ended September 30, 2021, and 2020” section under section 6 “License Agreements”. In addition, the licensing agreements have been filed as exhibits to this offering.

Directors, Executive Officers, Promoters, and Control Persons, page 11

2.Please revise to clarify whether Mr. Klamka serves as an officer or director of any other companies and not only publicly traded companies.

Response

In Response to the Staff’s comment, this has been addressed. Please see the third paragraph of Directors, Executive Officers, Promoters and Control Persons” Section, Page 11. Mr. Klamka does not serve as an officer or director for any other companies and not only publicly traded companies.

Certain Relationships and Related Transactions and Director Independence, page 12

3.We note your disclosure that "The company has received advances totaling $12,010 from Peter Klamka." However, your financial statements indicate that as of June 30, 2021, you had $48,648 owed to Mr. Klamka. Please reconcile and revise to include the information required by Item 404(d) of Regulation S-K.

Response

In Response to the Staff’s comment, this has been addressed. Mr. Klamka had advanced $12,010 to the Company and then advanced an additional $36,638 for a total of $48,648. However, the monies advanced to the Company were paid back to Mr. Klamka and as of September 30, 2021, there are no monies owed to Mr. Klamka from the Company. Please see page 16 “Cordia Corporations Consolidated Balance Sheets” section under “Financial Statements and Supplementary Data” section. The September 30, 2021, financial statements indicate that as of September 30, 2021, $0 in Notes Payable is due to Mr. Klamka.

Item 13. Financial Statements and Supplementary Data, page F-1

4.Please revise to include the audited financial statements for the years ended December 31, 2020 and 2019. Refer to Rule 8-02 of Regulation S-X.

Response

In Response to the Staff’s comment, this has been addressed. Please see “Cordia Corporation Consolidated Balance Sheets for period ending December 31, 2020 and 2019 under “Financial Statements and Supplementary Data” section.

Exhibits

5.Please file your agreement with Leonite Fund 1 LLC as an exhibit or tell us why it is not required. Refer to Item 601 of Regulation S-K.

Response

In Response to the Staff’s comment, this has been addressed. The Securities Purchase Agreement between Cordia Corporation and Leonite Fund I LLC has been filed as an exhibit under the “Financial Statements and Exhibits” section.

Should you have any additional questions or comments please contact our counsel, Jonathan Leinwand at 954-903-7856 or jonathan@jdlpa.com.

Sincerely,

/s/ Peter Klamka
Peter Klamka
Chief Executive Officer
Cordia Corporation

Cc: Jonathan D. Leinwand